April 25, 2007

Mail Stop 3561

<u>By Facsimile and U.S. Mail</u>

Mr. Roger S. Penske
Chief Executive Officer
United Auto Group, Inc.
2555 Telegraph Road
Bloomfield Hills, Michigan   48302

> **Re: United Auto Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 1-12297**

Dear Mr. Penske:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                                Sincerely,

                                                Michael Moran
                                                Accounting Branch Chief